

Mail Stop 3720

May 1, 2009

Mr. Timothy D. Payne
President and Chief Executive Officer
MPS Group, Inc.
1 Independent Drive
Jacksonville, FL 32202

> **Re**: **MPS Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 0-24484**

Dear Mr. Payne:

We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Management's Discussion and Analysis
Critical Accounting Policies
Impairment of tangible and intangible assets, page 16

1. We note that goodwill accounted for 37% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in fourth quarter due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of October 1, 2008, you determined that a portion of your

goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, in the second paragraph of page 17 you disclose that you utilized the discounted cash flow approach in part/ You should expand your discussion to disclose at a minimum:

     1) the discount rates for each reporting unit and how those discount rates were determined,

     2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

     3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, refer to the first paragraph of page 17, and tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Expand the disclosure in the second paragraph of page 17 to provide a more detailed description of how you applied the "guideline public company methodology". Disclose the amount of control premiums you used for your estimates and tell us how they were determined.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- If you determined that the fair value of any of your reporting units did not exceed its carrying value by a significant amount in your most recent impairment test, disclose the reporting unit's carrying value and its fair value. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions based upon reasonably likely changes.

- For reporting units for which the fair value exceeded the carrying value by a significant amount, disclose the percentage by which the fair value of each reporting unit would have to decline in order to fail step one of your goodwill impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Definitive Proxy Statement Incorporated by Reference Into Part III
Compensation Discussion and Analysis, page 15
Compensation Components, page 17

2.   We note that the compensation committee used pretax profit, gross profit, and diluted net earnings per share targets to determine annual cash bonus awards in 2008. In future filings, please disclose these targets to the extent they continue to be material to your compensation decisions and policies. You should also compare actual performance against the targets and quantify the discretionary adjustments made by the compensation committee. If you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for you to achieve the undisclosed targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. Provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   In future filings, please provide a more detailed analysis of how and why the compensation determined the amount of equity awards granted to each named executive officer in 2008. This analysis should identify material quantitative and qualitative factors that contributed to the determination and explain material differences in the awards to each named executive officer.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Timothy D. Payne
MPS Group, Inc.
May 1, 2009
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director